Mail Stop 3561   July 16, 2007

Douglas D. Hommert, Executive Vice President
FutureFuel Corporation
8235 Forsyth Blvd., 4th Floor
Clayton, MO 63105

Re: FutureFuel Corporation
      Amendment No. 1 to Registration Statement
      Form 10-12G/A
      Filed June 26, 2007
      File No. 0-52577

Dear Mr. Hommert:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table 2, page 17

1.   We are unable to access the websites in the second and third sentences of the last
paragraph of this section. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 48

2.   Please name the individuals who are the beneficial owners of the shares held of record by Fir Tree entities. As to the other two listed entities, please add the supplemental response to the filing.

Selected Financial Data, page 45

3.   We reviewed your response to our prior comment 18, noting your assertion that Eastman Chemical Company did not previously provide selected data for fiscal years ended December 31, 2003 and 2002. Please note that this information is required to be provided in your Form 10, thus the comment will be reissued. In accordance with Item 301(a) of Regulation S-K, please revise your selected financial data disclosure to include data for each of the last five fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

4.   We reviewed your response to our prior comment 25. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to clarify how your corporate expenses post-transaction will relate to those allocated by your previous parent company.

Note 1 – Nature of Operations and Basis of Presentation

Acquisition Accounting, page 94

5.   We reviewed your response to our prior comment 38. Your response did not discuss your consideration of paragraph 16 of SFAS 141 and the fact that the acquisition was effected with $71.2 million in cash consideration (i.e. not via the exchange of equity interests), thus the comment will be reissued. Tell us how you determined the accounting treatment of this transaction, specifically your consideration of paragraph 16 of SFAS 141. If you conclude purchase accounting is appropriate, please revise your filing to include (i) a balance sheet for the fiscal years ended December 31, 2006 and 2005, (ii) audited and labeled predecessor financial statements of Future Fuel Company for the years ended December 31, 2005 and 2004 as well as the pre-acquisition interim period from January 1, 2006 to October 31, 2006 and (iii) an income statement for the year ended December 31, 2006 that includes Future Fuel Company's operations from November 1, 2006 through December 31, 2006. In this connection, please note that your post-transaction filings must include the historical pre-merger financial statements of the

operating company until the combined company has three years of post-transaction operations.

6.   In connection with the comment above, we reissue prior comment 39. Please revise to file pro-forma income statements for the periods required by Article11 of Regulation S-X or tell us why you believe inclusion of such information will not be meaningful to a potential investor.

Note 14 – Related Party Transactions, page 106

7.   We noted your liquidity disclosure on page 53 stating that "Eastman Chemical Company collected a significant amount of payments on behalf of FutureFuel Chemical Company but had not yet transferred the funds to FutureFuel Chemical Company as of December 31, 2006." To better assist an investor's understanding of the composition of your accounts receivable (i.e. trade accounts receivable versus amounts due solely from collection activities), please revise to disclose the amount due from Eastman Chemical Company at December 31, 2006 related to these collection activities.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at with any other questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies